Exhibit 99.1

Check-Cap Announces Grant of Patent Covering C-Scan's Proprietary Tracking Technology in
the U.S. and Additional Major Market Territories

Patent valid through May 2034

ISFIYA, Israel, November 2, 2021 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test to detect polyps before they may transform into colorectal cancer (CRC), today announced that the United States Patent and Trademark Office (USPTO), has issued a decision to grant a patent covering C-Scan's proprietary tracking technology.

This new, patent titled “Position Estimation of Imaging Capsule in Gastrointestinal Tract”, claims the proprietary tracking technology developed at Check-Cap that allows the C-Scan® system to accurately track the C-Scan capsule within the patient’s body and enables real time activation of the capsule when the capsule moves throughout the colon. This functionality comprises the benefits of optimal scanning along the GI tract while maintaining low energy consumption during the procedure. The patent also covers capsule positioning data recording for the C-Scan analysis suite, which enables gastroenterologists to make a clinical decision and generate a report with their diagnosis and recommendations. This patent will expire in May 2034, subject to appropriate maintenance and renewal. Corresponding patents issued in Japan and China and patents approved for granting in Europe and Israel.

“This strategic patent further protects the global rights of our technology,” said Alex Ovadia, Check-Cap’s chief executive officer. "The development of a solution that ensures powering optimization and tracking of an ingestible capsule throughout the whole scanning procedure is key, and we believe that this patent further positions our disruptive technology as one of the most advanced of its kind worldwide. Furthermore, this technology opens potential opportunities for additional applications such as localized drug delivery.  With more than 50 granted patents worldwide, covering key strategic aspects of our deep tech foundations, we continue our commitment to enhance and protect the rights over our unique technology that is designed to offer the many people in need, a patient-friendly advanced option for the detection of precancerous polyps.”

About Check-Cap
Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. Unlike other capsule technologies, it requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979

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Senior Account Executive
LifeSci Communications
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